Entourage Mining Ltd.

A Metal Exploration Company

Suite 614 – 475 Howe Street Vancouver BC V6C 2B3

OTCBB: ETGMF

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Entourage Mining Completes 2007 Phase I Drilling At Doran, Intersects 24.1 Meters of 0.033% (0.66lb/ton) U3O8 Including 8.82 Meters Grading 0.0511% (1.022lb/ton) and 1.62 Meters of 0.116% (2.32 lb/ton) U3O8

Vancouver British Columbia, June 26, 2007, Entourage Mining Ltd (OTCBB: ETGMF) and Abbastar Uranium Corp. (TSX.V: ABA) announce that Phase I of the 2007 drilling program at the Doran Project, situated just north of the St. Lawrence Seaway approximately 25 kilometers (15 miles) west of Aguanish Quebec, has been completed.  The drill program consisted of approximately 3300 meters in 32 drill holes covering four anomalous areas: L, N, X and Y. The 2007 drill program is a continuation of the 16-hole program completed by Entourage in 2006 and the drill holes are numbered as such.

To date the companies have received chemical ICP-MS (Inductively Coupled Plasma Mass Spectrometry) results of four “L” zone anomaly drill holes of the 32 drill holes that were targeted to test previous channel sample anomalies as summarized below:

H17

(Anomaly L19

Channel Sample: 1.51lb/t U3O8 Dip: NE -60° Length: 142.47m)

4.0-13.74m: 0.0095% (0.19lb/t) U3O8 over 9.74 meters

26.15-32.75m: 0.0155% (0.31lb/t) U3O8 over 6.6 meters

123.11-136.20m: 0.014% (0.28lb/t) U3O8 over 13.09 meters

H18

(Anomaly L19 Channel Sample: 1.51 lb/t U3O8 Dip SE -45° Length: 152.25 m)

12.00-28.50m: 0.035% (0.70lb/t) U3O8 over 16.50 meters

29.46-36.10m: 0.023% (0.46lb/t) U3O8 over 6.6 meters

38.50-44.15m: 0.0105% (0.21lb/t) U3O8 over 5.65 meters

73.20-77.20m: 0.014% (0.28lb/t) U3O8 over 4.00meters

83.80-99.05m: 0.0115% (0.23lb/t) U3O8 over 15.25meters

H21

(Anomaly L3 Channel Sample: 1.10l lb/t U3O8 Dip NE -50° Length: 151.25m)

0-1.80m: 0.0145% (0.29 lb/t) U3O8 over 1.8 meters

15.60-17.05m: 0.032% (0.64lb/t) U3O8 in a 1.45 meter dyke in granite

40.51-49.72m: 0.017% (0.34lb/t) U3O8 over 9.21 meters

H23

(Anomaly L7 Channel Sample: 0.84lb/t U3O8 Dip NE -45° Length: 200.30m)

18.90-22.70m: 0.017% (0.34lb/t) U3O8 over 3.8 meters

47.24-51.70m: 0.019% (0.38lb/t) U3O8 over 4.46 meters

143.03-145.69: 0.0165% (0.33lb/t) U3O8 in a 2.66meter dyke in granite

The best intersection to date is from H18 where drilling intersected 24.1m (includes .96m granite intrusion) grading 0.033% (0.66lb/t) U3O8 including 8.82m of 0.0511% (1.022lb/t) and 1.62m of 0.116% (2.32lb/t) U3O8.

Entourage Chairman Dr. Paul Shatzko states:  “The preliminary results are encouraging in light of the recent high multi-year price of uranium at $130US/lb and the fact that a paved provincial highway (Highway138) intersects the southern boundary of the property.  In addition, these results represent a small percentage of 32 drill hole results and are specific to only a portion of the “L” anomaly, which is a minimum of 100m wide by 200m long and is open to both the north and south.  There are an additional 10 anomalous zones on the Doran property and the companies will await all Phase I results before setting the Phase II program slated for the fall of 2007.”

Michel Proulx, P.Geo, M. Sc., the Senior Project Geologist and a qualified person as defined in National Instrument 43-101 has reviewed the technical aspects of this news release.

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

On behalf of the Board,

Entourage Mining Ltd.

“Gregory Kennedy”

Gregory F Kennedy

President

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